Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder

Credit Suisse (USA), Inc.:

We consent to the use of our report dated March 20, 2006, with respect to the consolidated statements of financial condition of Credit Suisse (USA), Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholder’s equity and cash flows for each of the years in the three-year period ended December 31, 2005, which report is incorporated by reference in the preliminary prospectus supplement dated August 31, 2006 forming part of the registration statement on Form S-3 (No. 333-128920) and to the reference to our firm under the heading “Experts” in such preliminary prospectus supplement.

Our report refers to changes in accounting for share-based compensation and variable interest entities.

/s/ KPMG

New York, New York

August 29, 2006